

June 15, 2021

Daniel Barel
Chief Executive Officer and Director
REE Automotive Ltd.
10 Aharon Maskin Street
Tel-Aviv, Israel

> **Re: REE Automotive Ltd.**
>   **Amendment No. 2 to Registration Statement on Form F-4**
>   **Filed June 7, 2021**
>   **File No. 333-254070**

Dear Mr. Barel:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2021 letter.

Amendment #2 on Form F-4 filed June 7, 2021

Unaudited Historical Comparative and Pro Forma Combined Per Share Data of 10X Capital and REE, page 30

1.   We note your revised disclosures in response to prior comment 1; however, it continues to appear to us the disclosures on pages 30 and 179 related to the scenario assuming maximum redemptions should be revised to be consistent, in terms of the maximum number of shares assumed to be redeemed.

Unaudited Historical Condensed Combined Financial Information, page 179

2.   We note your response to prior comment 7 and the additional disclosures you provided related to adjustment (K) in note 3 on page 191. It appears to us you should also revise

the pro forma statements of operations for the year ended December 31, 2020, for both the maximum redemption and no redemption scenarios, to include the $394.4 million in compensation expense that will be recorded when you issue the 39.4 million additional options to REE's Founders. In addition to revising both pro forma statements of operations, please also revise all related pro forma disclosures throughout the filing. Also, we note due to the immediate vesting of the additional options to be issued to the Founders and the nominal exercise price, you have included the additional options in the weighted average shares used to calculate pro forma loss per share. It is not clear to us why you have not also included in the shares related to the additional options as outstanding in the tabular disclosures on pages 9, 181, and 223 (and any other related disclosures) and in the calculations of pro forma net book value per share on page 30.

3. We note your response to prior comment 8 and the disclosures you provided in note 4 on page 193. It appears to us you should also revise note * on pages 186 and 187 to quantify REE's potentially dilutive options and warrants that are excluded from pro forma earnings per share on a post split basis since the post split number of shares represent the actually shares excluded from the pro forma calculations.

Index to Financial Statements, page F-1

4. We note your response to prior comment 10; however, it does not appear you have included updated interim financial statements for 10X Capital in the filing. Please advise or revise.

Financial Statements - 10X Capital
Note 11 - Fair Value Measurements, page F-49

5. We note your response to prior comment 11; however, the fair values of the Public Warrants and Private Placement Warrants disclosed in the table on page F-49 have not been revised and continue to be transposed. Please revise.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Perry Hindin, Special Counsel, at (202) 551-3444 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Maia Gez